SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 31, 2017

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, May 31, 2017 regarding “Increase in total number of shares and votes in Telefonaktiebolaget LM Ericsson”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President & Chief Legal Officer

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: May 31, 2017

PRESS RELEASE MAY 31, 2017

Increase in total number of shares and votes in Telefonaktiebolaget LM Ericsson

Telefonaktiebolaget LM Ericsson (NASDAQ:ERIC) confirms that as of May 31, 2017, the company’s share capital amounts to SEK 16,670,758,678 and the total number of shares is 3,334,151,735; of which 261,755,983 are shares of series A and 3,072,395,752 are shares of series B. The total number of votes is 568,995,558.2, of which the series A shares represent 261,755,983 votes and the series B shares represent 307,239,575.2 votes.

The increase in the number of shares and votes is a result of the company’s recent issue of 3,000,000 shares of series C, shares which have subsequently been repurchased by the company and converted into shares of series B, by virtue of a conversion clause in the articles of association. This is in accordance with the resolution by the Annual General Meeting 2017 to expand the treasury stock as part of the financing of Ericsson’s Long-Term Variable Compensation Program (LTV) 2017. The company currently holds 58,382,336 shares as treasury stock.

NOTES TO EDITORS	MORE INFORMATION AT:

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Ericsson is a world leader in communications technology and services with headquarters in Stockholm, Sweden. Our organization consists of more than 111,000 experts who provide customers in 180 countries with innovative solutions and services. Together we are building a more connected future where anyone and any industry is empowered to reach their full potential. Net sales in 2016 were SEK 222.6 billion (USD 24.5 billion). The Ericsson stock is listed on Nasdaq Stockholm and on NASDAQ in New York. Read more on www.ericsson.com.

PRESS RELEASE MAY 31, 2017

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the Swedish Financial Instruments Trading Act. The information was submitted for publication at 08.00 CET on May 31 2017.